1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes               No     X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 18, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) ANNOUNCEMENT OF 2007 ANNUAL RESULTS

HIGHLIGHTS

*   Consolidated revenue amounted to RMB76,180 million, an increase of 17.51% over 2006.

*   Consolidated profit attributable to the equity holders of the Company for the year was RMB10,245 million and earnings per share was RMB0.82.

*   Production of primary aluminum reached 2.8 million tonnes, an increase of 45.08% over 2006.

The Board of Directors of Aluminum Corporation of China Limited (Chinese Character) (the "Company") is pleased to announce the audited annual results of operations of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended December 31, 2007.

CORPORATE INFORMATION

Registered name	:	(Chinese Character)

Name in English	:	Aluminum Corporation of China Limited

Registered address	:	No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China (100082)

Place of business	:	No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China (100082)

Principal place of business	:	Unit 3103, 31/F, Office Tower,
in Hong Kong		Convention Plaza
1 Harbour Road
Wanchai, Hong Kong

Authorized Representative	:	Xiao Yaqing

Company Secretary	:	Liu Qiang

Department for corporate	:	Secretarial Office to the Board
information and inquiry

Telephone for corporate	:	8610 8229 8103
information and inquiry

Places of listing	:	The Stock Exchange of Hong Kong Limited
(the "Hong Kong Stock Exchange")
New York Stock Exchange, Inc ("NYSE")
Shanghai Stock Exchange

Name of share	:	CHALCO

Stock Code	:	2600 (HK)
ACH (US)
601600(SH)

PRINCIPAL ACTIVITIES

The Group is the largest producer of alumina and primary aluminum in the PRC. It is primarily engaged in the production and sales of alumina and primary aluminum and related research activities.

FINANCIAL RESULTS

The turnover of the Group for the year 2007 amounted to RMB76,180 million, representing a year-on-year increase of 17.51%. The profit attributable to the equity holders of the Company was RMB10,245 million, representing a year-on-year decrease of 13.49%. Earnings per share for profit attributable to the equity holders of the Company was RMB0.82, representing a year-on-year decrease of 21.15%.

CONSOLIDATED INCOME STATEMENT
For the year ended December 31, 2007
(Amounts expressed in thousands of RMB unless otherwise stated, except for per share data)

		2007	2006
	Note		(Note 2)

Revenue	3	76,180,448	64,826,615
Cost of sales	3	(57,197,509)	(43,930,699)

Gross profit		18,982,939	20,895,916

Selling and distribution expenses		(1,186,974)	(1,027,875)
General and administrative expenses		(2,789,494)	(2,466,192)
Research and development expenses		(227,982)	(116,389)
Other gains, net	3	130,757	382,261

Operating profit		14,909,246	17,667,721
Interest expense		(926,313)	(775,250)
Interest income		188,070	185,874
Exchange loss, net		(213)	(47,860)

Operating profit after finance costs		14,170,790	17,030,485

Share of losses of jointly controlled entities		(3,381)	(11,419)
Share of profits of associates		241,945	105,177

Profit before income tax expense		14,409,354	17,124,243

Income tax expense	4	(2,780,430)	(4,410,674)

Profit for the year		11,628,924	12,713,569

Attributable to:
Equity holders of the Company		10,244,545	11,841,681
Minority interest		1,384,379	871,888

		11,628,924	12,713,569

Basic earnings per share for profit attributable to equity holders
of the Company during the year (expressed in RMB per share)	5	RMB0.82	RMB1.04

Dividends	6	4,131,749	2,190,177

CONSOLIDATED BALANCE SHEET
As of December 31, 2007
(Amounts expressed in thousands of RMB)

		2007	2006
	Note		(Note 2)

Assets

Non-current assets
Intangible assets		2,682,364	716,145
Property, plant and equipment		62,278,232	51,023,476
Investment property		109,201	-
Land use rights		1,107,505	758,300
Interests in jointly controlled entities		636,296	575,794
Interests in associates		553,920	1,273,707
Available-for-sale financial assets		40,113	18,182
Deferred tax assets		400,653	453,272
Other non-current assets		319,434	-

Total non-current assets		68,127,718	54,818,876

Current assets
Inventories, net		13,474,140	9,945,803
Accounts receivable, net	7	2,975,668	2,282,248
Other current assets		1,949,826	1,911,766
Financial assets at fair value through profit or loss		8,103	-
Bank balances and cash		7,802,907	12,983,061

Total current assets		26,210,644	27,122,878

Total assets		94,338,362	81,941,754

Equity

Share capital and reserves attributable to equity holders of the Company
Share capital		13,524,488	11,649,876
Reserves		20,776,271	15,977,303
Retained earnings		23,643,388	17,168,564

		57,944,147	44,795,743
Minority interest		3,072,622	4,470,819

Total equity		61,016,769	49,266,562

Liabilities

Non-current liabilities
Borrowings		14,168,443	8,806,479
Deferred tax liabilities		172,460	197,070
Other non-current liabilities		148,297	-

Total non-current liabilities		14,489,200	9,003,549

Current liabilities
Accounts payable	8	3,611,425	3,229,633
Provisions for other charges and liabilities		6,330,116	7,155,269
Financial liabilities at fair value through profit or loss		-	5,703
Dividends payable		21,627	40,808
Current income tax liabilities		509,092	1,732,116
Borrowings		8,360,133	11,508,114

Total current liabilities		18,832,393	23,671,643

Total liabilities		33,321,593	32,675,192

Total equity and liabilities		94,338,362	81,941,754

Net current assets		7,378,251	3,451,235

Total assets less current liabilities		75,505,969	58,270,111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(Amounts expressed in RMB unless otherwise stated)

1.	BASIS OF PREPARATION

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies.

(i)	Standard, amendment and interpretation effective in 2007

*

HKFRS 7, Financial Instruments: Disclosures and a complementary amendment to Hong Kong Accounting Standards ("HKAS") 1, Presentation of Financial Statements - Capital Disclosures. HKFRS 7 introduces new disclosures relating to financial instruments. This standard introduces certain revised disclosure requirements, including the mandatory disclosures on sensitivity analysis for each type of market risk. It replaces HKAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in HKAS 32, Financial Instruments: Disclosure and Presentation and is applicable to all entities reporting under HKFRS. The amendment to HKAS 1 introduces disclosures on the objectives, policies and processes for managing capital. Except for an extension of disclosures, management considered there was no significant impact from adopting HKFRS 7 and the amendment to HKAS 1 on the financial statements of the Group.

*

HK (IFRIC) Interpretation 10, Interim Financial Reporting and Impairment. This interpretation prohibits the impairment losses recognized in a previous interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at subsequent balance sheet dates. Management considered there was no significant impact from adopting HK (IFRIC) Interpretation 10 on the financial statements of the Group.

(ii)	Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards have been published and are relevant to the operation of the Group. They are mandatory for the Group's accounting periods beginning on or after January 1, 2009 or later periods, but have not been early adopted by the Group:

*

HKAS 1, "Presentation of financial statements" (effective for annual periods beginning on or after January 1, 2009), replaces HKAS 1 (revised in 2004) as amended in 2005 and establishes the amendments to the presentation of information in the financial statements. It requires the presentation of recognized income and expenses in a statement of comprehensive income or in a statement of profit or loss together with a statement of comprehensive income, separately from owner changes in equity. All other non-owner changes in equity and related current and deferred tax should also be presented separately from the owner changes in equity. HKAS 1 also requires, as a minimum, the presentation of three statements of financial position (balance sheet) in a complete set of financial statements whenever there is a prior period adjustment or a reclassification of items in the financial statements - as at the end of the current period, the end of the comparative period and the beginning of the comparative period. Dividends recognized as distributions to owners and related per-share amounts should be presented on the face of statement of changes in equity or in the notes and not on the face of the statement of comprehensive income or the face of income statement. The Group has not early adopted HKAS 1 and will apply HKAS 1 in its financial statements for the period commencing from January 1, 2009. Management does not expect any material impact from adopting HKAS 1 on the financial statements of the Group.

*

HKAS 23, "Borrowing costs" (effective for annual periods beginning on or after January 1, 2009). It supersedes HKAS 23 revised in 2004 and requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Group will apply HKAS 23 from January 1, 2009. The adoption of HKAS 23 will not affect the Group as interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalized under the existing accounting policy of the Group.

*

HKFRS 8, "Operating segments" (effective for annual periods beginning on or after January 1, 2009). HKFRS 8 replaces HKAS 14 and requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply HKFRS 8 from January 1, 2009. The expected impact is still being assessed by management.

2.	MATERIAL BUSINESS COMBINATIONS AND ACQUISITIONS OF MINORITY INTEREST

Business combinations

Acquisition of Lanzhou Aluminum Co., Limited ("Lanzhou Aluminum")

Prior to April 24, 2007, the Company held a 28% equity interest in Lanzhou Aluminum, a company listed on the Shanghai Stock Exchange (the "SSE") and principally engaged in the manufacturing and trading of primary aluminum products. On April 24, 2007, the Company issued 631,931,739 A Shares in exchange for the remaining 72% of shares owned by the other shareholders of Lanzhou Aluminum. Upon the effective date of this acquisition, Lanzhou Aluminum became a wholly owned subsidiary of the Company and this subsidiary was delisted on April 30, 2007.

The acquired business contributed revenue ands profit of approximately RMB3,415 million and RMB524 million to the Group, prior to intra-group elimination with the Group, for the period from the date of acquisition to December 31, 2007. If the acquisition had occurred on January 1, 2007, the acquired business would have contributed revenues and profit for the year of approximately RMB4,510 million and RMB672 million to the Group, prior to intra-group elimination with the Group, respectively.

Details of net assets acquired and goodwill are as follows:

RMB'000

Fair value of purchase consideration (Note (a))	4,324,319
Fair value of proportionate share of net identifiable assets acquired (Note (b))	(2,400,060)

Goodwill (Note (c))	1,924,259

Notes:

(a)	The fair value of purchase consideration was determined by reference to the proportionate interests in the fair value of Lanzhou Aluminum as of April 24, 2007.

(b)	The fair values of the assets and liabilities arising from the acquisition approximated their carrying amounts and are as follows:

RMB'000

Bank balances and cash	313,662
Property, plant and equipment	5,739,957
Land use rights	78,150
Available-for-sale financial assets	5,000
Inventories	823,792
Receivables and prepayments	766,983
Other current assets	19,380
Deferred tax assets	15,477
Other non-current assets	1,513
Payables and accruals	(634,435)
Borrowings	(3,169,662)
Other liabilities	(226,234)
Minority interest	(400,165)

Net identifiable assets	3,333,418

Percentage of interest acquired	72%

Fair value of proportional net identifiable assets acquired	2,400,060

Cash and cash equivalents acquired	313,662

(c)	Goodwill arising from this acquisition is attributable to the high profitability of the acquired business and the significant synergies expected to arise after the acquisition.

Acquisition of Baotou Aluminum Co., Limited ("Baotou Aluminum")

On December 28, 2007, the Company acquired 100% of the share capital of Baotou Aluminum, a company listed on the SSE and principally engaged in the manufacturing and trading of primary aluminum products. The Company issued 637,880,000 A Shares in exchange for all the shares of Baotou Aluminum. Baotou Aluminum was delisted on December 26, 2007. Upon the effective date of this acquisition, Baotou Aluminum became a wholly-owned subsidiary of the Company.

As both the Company and Baotou Aluminum are under the common control of Aluminum Corporation of China ("Chinalco") before and after the acquisition, this transaction was accounted for as a common control business combination. The Company adopted merger accounting stipulated under Hong Kong Accounting Guideline 5 "Merger Accounting for Common Control Combinations". The consolidated financial statements incorporate the financial statements of the Company and Baotou Aluminum in which common control combination occurs as if they had been combined from the date when both entities first came under the control of Chinalco. The following is a reconciliation of the effect arising from the common control business combination on the consolidated balance sheet.

The consolidated balance sheet as of December 31, 2007:

		Baotou
	The Group	Aluminum	Adjustments	Consolidated
			(Note)
	RMB'000	RMB'000	RMB'000	RMB'000

Investment in Baotou Aluminum	2,013,772	-	(2,013,772)	-
Other assets, net	59,024,337	2,014,316	(21,884)	61,016,769

Net assets	61,038,109	2,014,316	(2,035,656)	61,016,769

Share capital	13,524,488	431,000	(431,000)	13,524,488
Capital reserve	15,188,801	587,250	(736,458)	15,039,593
Surplus reserves	5,719,084	286,053	(286,053)	5,719,084
Cumulative translation difference	10,047	-	-	10,047
Available-for-sale investment revaluation reserve	7,547	-	-	7,547
Retained earnings	23,516,065	709,468	(582,145)	23,643,388
Minority interest	3,072,077	545	-	3,072,622

	61,038,109	2,014,316	(2,035,656)	61,016,769

Note:

The above adjustments represent: (i) the elimination of investment of the Company in Baotou Aluminum; and (ii) the elimination of unrealized profit on inventories between the Group and Baotou Aluminum.

The consolidated balance sheet as of December 31, 2006:

		Baotou
	The Group	Aluminum	Adjustments	Consolidated
			(Note)
	RMB'000	RMB'000	RMB'000	RMB'000

Net assets	47,765,926	1,680,271	(179,635)	49,266,562

Share capital	11,649,876	431,000	(431,000)	11,649,876
Capital reserve	10,009,225	586,657	(74,402)	10,521,480
Surplus reserves	5,351,968	232,347	(128,492)	5,455,823
Retained earnings	17,213,665	429,364	(474,465)	17,168,564
Minority interest	3,541,192	903	928,724	4,470,819

	47,765,926	1,680,271	(179,635)	49,266,562

Note:

The above adjustments represent: (i) the reduction of the capital reserve of the Company for acquisition of the net assets of Baotou Aluminum; and (ii) the elimination of unrealized profit on inventories between the Group and Baotou Aluminum.

Acquisitions of minority interest

Acquisition of minority interest in Shandong Aluminum Industry Co., Ltd. ("Shandong Aluminum")

Prior to April 24, 2007, the Company held a 71.43% equity interest in Shandong Aluminum, a company listed on the SSE. On April 24, 2007, the Company issued 604,800,000 A Shares in exchange for the remaining 28.57% of shares owned by the other shareholders of Shandong Aluminum. Upon the effective date of this acquisition, Shandong Aluminum became a wholly owned subsidiary of the Company and this subsidiary was delisted on April 30, 2007.

The fair value of purchase consideration was determined by reference to the proportionate interest in fair value of Shandong Aluminum. The difference between the consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary amounted to approximately RMB3,058 million is deducted from equity.

Acquisition of minority interest in Lanzhou Aluminum Hewan Power Generation Company Limited ("Hewan Power")

Hewan Power was owned as to 51% by Lanzhou Aluminum at the time of the Group's acquisition of Lanzhou Aluminum. On November 23, 2007, the Company acquired the remaining 49% equity interest in Hewan Power. Upon the effective date of this acquisition, Hewan Power became a wholly owned subsidiary of the Company.

The cash paid for the acquisition was RMB497 million. The difference between the consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired amounted to approximately RMB97 million is deducted from equity.

3.	TURNOVER, OTHER GAINS AND SEGMENT INFORMATION

The Group is principally engaged in the production and sales of alumina and primary aluminum in the PRC. Revenues recognized during the year are as follows:

	2007	2006
	RMB'000	RMB'000

Sales
Sales of goods, net of value-added tax	74,896,096	63,773,673
Sales of scrap and other materials	470,068	439,590
Supply of electricity, heat, gas and water	475,767	366,132
Rendering of services (Note (a))	198,992	138,401
Others	139,525	108,819

Total sales	76,180,448	64,826,615

Expenses related to sales of goods	(55,895,038)	(42,878,278)
Expenses related to other revenues (Note (b))	(1,302,471)	(1,052,421)

Total cost of goods sold	(57,197,509)	(43,930,699)

	18,982,939	20,895,916

Other gains
Government subsidies	23,461	59,832
Realized and unrealized gain on future contracts, net	106,716	86,633
Excess of interest in the net fair value of net assets acquired over cost arising from acquisitions of
- subsidiaries	-	177,972
- an associate	-	57,928
Others	580	(104)

	130,757	382,261

Sales and gains, net	19,113,696	21,278,177

Notes:

(a)	Rendering of services mainly comprises revenues from provision of transportation, machinery processing and production design services.

(b)	Expenses related to other revenues mainly include the cost of scrap and other materials sold, costs incurred in the supply of electricity, heat, gas and water and costs of services rendered.

Primary reporting format - business segments

The Group is primarily organized in the PRC into two main business segments:

*	Alumina segment - comprising mining and processing of bauxite into alumina and the associated distribution activities.

*	Primary aluminum segment - comprising production of primary aluminum and the associated distribution activities.

Activities of the headquarters and other operations of the Group, comprising research and development related to alumina business are grouped under corporate and other services segment.

Segment assets consist primarily of intangible assets, property, plant and equipment, inventories, receivables and operating cash, and exclude assets not dedicated to a particular segment. Segment liabilities consist primarily of operating liabilities and exclude liabilities not dedicated to a particular segment.

Capital expenditures comprise additions to intangible assets and property, plant and equipment, including those arising from business combinations.

Year ended December 31, 2007
			Corporate
		Primary	and other	Inter-segment
	Alumina	aluminum	services	elimination	Unallocated	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Sales
External sales	20,818,404	53,706,729	1,655,315	-	-	76,180,448
Inter-segment sales	14,311,492	-	-	(14,311,492)	-	-

	35,129,896	53,706,729	1,655,315	(14,311,492)	-	76,180,448

Segment results	8,165,970	7,421,662	(77,011)	433,821	(1,035,196)	14,909,246

Finance costs, net						(738,456)
Share of losses of jointly controlled entities	-	(3,381)	-	-	-	(3,381)
Share of profits of associates	-	241,945	-	-	-	241,945

Profit before income tax expense						14,409,354
Income tax expense						(2,780,430)

Profit for the year						11,628,924

Other segment items included in the income statement are as follows:

Depreciation and amortization	2,105,124	1,924,233	96,998	-	55,625	4,181,980
Impairment loss on property, plant and equipment	-	9,880	3,369	-	-	13,249
Loss on disposal of property, plant and equipment	62,881	35,571	62,491	-	-	160,943
Provision for/ (Reversal of) inventory obsolescence	3,627	14,077	(12,314)	-	-	5,390
Provision for/ (Reversal of) impairment on receivables	1,279	(3,710)	(3,241)	-	-	(5,672)

The segment assets and liabilities as of December 31, 2007 and for the year then ended are as follows:

			Corporate
		Primary	and other	Inter-segment
	Alumina	aluminum	services	elimination	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Other assets	38,120,428	42,983,228	9,361,595	(2,420,536)	88,044,715
Jointly controlled entities	-	636,296	-	-	636,296
Associates	-	553,920	-	-	553,920
Unallocated assets					5,103,431

Total assets					94,338,362

Liabilities	3,976,010	5,456,938	3,707,971	(2,420,536)	10,720,383
Unallocated liabilities					22,601,210

Total liabilities					33,321,593

Capital expenditure	4,634,932	12,507,291	493,746	-	17,635,969
Unallocated capital expenditure					497,954

Total capital expenditure					18,133,923

Year ended December 31, 2006
			Corporate
		Primary	and other	Inter-segment
	Alumina	aluminum	services	elimination	Unallocated	Group total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Sales
External sales	25,602,102	38,393,737	830,776	-	-	64,826,615
Inter-segment sales	12,666,691	-	-	(12,666,691)	-	-

	38,268,793	38,393,737	830,776	(12,666,691)	-	64,826,615

Segment results	13,858,508	5,001,310	(59,443)	(272,974)	(859,680)	17,667,721

Finance costs, net						(637,236)
Share of losses of jointly controlled entities	-	(11,419)	-	-	-	(11,419)
Share of profits of associates	-	105,177	-	-	-	105,177

Profit before income tax expense						17,124,243
Income tax expense						(4,410,674)

Profit for the year						12,713,569

Other segment items included in the income statement are as follows:

Depreciation and amortization	1,997,877	1,366,969	35,050	-	105,151	3,505,047
Impairment loss on property, plantand equipment	6,385	10,539	-	-	-	16,924
Loss on disposal of property, plantand equipment	58,059	31,607	1,064	-	-	90,730
Provision for inventory obsolescence	22,417	11,397	558	-	-	34,372
Provision for impairment on receivables	2,779	1,448	1,219	-	-	5,446

The segment assets and liabilities as of December 31, 2006 for the year then ended are as follows:

			Corporate
		Primary	and other	Inter-segment
	Alumina	aluminum	services	elimination	Group total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Other asset	31,972,013	39,613,747	6,424,885	(1,028,076)	76,982,569
Jointly controlled entities	-	575,794	-	-	575,794
Associates	-	1,273,707	-	-	1,273,707
Unallocated assets					3,109,684

Total assets					81,941,754

Liabilities	3,314,504	5,495,350	1,727,711	(1,028,076)	9,509,489
Unallocated liabilities					23,165,703

Total liabilities					32,675,192

Capital expenditure	3,462,875	8,567,329	120,286	-	12,150,490
Unallocated capital expenditure					682,054

Total capital expenditure					12,832,544

Secondary reporting format - geographical segments

The Group's operations are principally carried out in the PRC and the related assets are located there. Accordingly, no geographical segments are presented.

4.	INCOME TAX EXPENSE

	2007	2006
	RMB'000	RMB'000

Current taxation:
PRC enterprise income tax	2,793,187	4,389,810
Over-provision in prior years	(54,070)	-
Deferred tax	41,313	20,864

	2,780,430	4,410,674

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company, its subsidiaries and associates operate and generate taxable income.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred taxes is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "new CIT Law"), which is effective from January 1, 2008. Under the new CIT Law, the corporate income tax rate applicable to the Company starting from January 1, 2008 will be 25%, replacing the existing applicable tax rate of 33%. For those branches and subsidiaries of the Company which are applying 15% tax rate, the tax rate will gradually increase to 25% while those entities located at western region will continue to enjoy tax rate of 15% without any upward adjustment before 2011 when such tax rate will change to 25% by then.

5.	EARNINGS PER SHARE

The calculation of basic earnings per share was based on the consolidated profit attributable to equity holders of the Company for the year ended December 31, 2007 of RMB10,245 million (2006: RMB11,842 million) and the weighted average number of 12,510,719,765 shares (2006: 11,439,465,194 shares) in issue during the year.

As there was no dilutive securities, there was no difference between basic and diluted earnings per share.

6.	DIVIDENDS

A 2006 final dividend of RMB0.115 (2005: RMB0.214) per ordinary share, totaling approximately RMB1,482 million (2005: RMB2,365 million) was declared and approved in the shareholders' meetings. The 2006 and 2005 final dividends were fully paid before July 30, 2007 and May 31, 2006, respectively.

A 2007 interim dividend of RMB0.137 (2006 interim: RMB0.188) per ordinary share, totaling approximately RMB1,765 million (2006: RMB2,190 million) and a 2006 special dividend of RMB0.013 per ordinary share totaling approximately RMB168 million was declared and approved by the shareholders on October 12, 2007. As of December 31, 2007, RMB1,912 million has been paid.

For details about declared 2007 final dividends refer to the section of dividends below.

7.	ACCOUNTS RECEIVABLE, NET

Group

	2007	2006
	RMB'000	RMB'000

Trade receivables	744,533	747,491
Less: provision for impairment	(265,488)	(282,817)

	479,045	464,674

Trade receivables from related parties	249,172	238,988
Less: provision for impairment	(156,425)	(156,121)

	92,747	82,867

	571,792	547,541
Notes receivable	2,403,876	1,734,707

	2,975,668	2,282,248

Certain of the Group's sales were on advanced payments or documents against payment. In respect of sales to large or long-established customers, subject to negotiation, a credit period for up to one year may be granted. The terms of some of the entities within Chinalco were receivables on demand. As of December 31, 2007, the ageing analysis of accounts receivable, is as follows:

Group

	2007	2006
	RMB'000	RMB'000

Within 1 year	2,923,445	2,257,643
Between 1 and 2 years	27,750	10,629
Between 2 and 3 years	7,972	15,937
Over 3 years	438,414	436,977

	3,397,581	2,721,186

8.	ACCOUNTS PAYABLE

Group

	2007	2006
	RMB'000	RMB'000

Trade payables	3,290,725	2,907,353
Trade payables to related parties	224,190	194,270

	3,514,915	3,101,623
Notes payable (Note)	96,510	128,010

	3,611,425	3,229,633

As of December 31, 2007, the ageing analysis of the trade payables and notes payable is as follows:

Group

	2007	2006
	RMB'000	RMB'000

Within 1 year	3,526,458	3,127,463
Between 1 and 2 years	38,566	49,295
Between 2 and 3 years	18,105	6,234
Over 3 years	28,296	46,641

	3,611,425	3,229,633

Note:

Notes payable are repayable within six months (2006: six months).

9.	SUBSEQUENT EVENTS

(a)	In February, 2008, the Company issues short-term bonds of RMB2 billion (face value of RMB100 each) at par. Such bonds carry coupon annual interest rate of 4.99%.

(b)

In early 2008, certain divisions of the Company located at Guizhou and Guangxi temporarily suspended operations due to impacts from severe weather conditions, which caused an impact on part of the Company's production of primary aluminum. As of the date of this announcement, the Company has received compensation of RMB60 million from its insurance company, and the divisions mentioned above are returning to production gradually.

(c)

In February 2008, the Company entered into a capital injection agreement with Shandong Jiangquan Shiye Co., Ltd. and Linyi Jiangtai Aluminum Co., Ltd. agreeing to a further capital injection into Huayu Aluminum of RMB824 million (of which the Company is required to inject RMB453 million). There will be no change in the shareholding of 55% of this subsidiary following the completion of this injection.

(d)

On March 17, 2008, the Board of the Company passed the proposal of acquiring certain respective equity interests in Lanzhou Liancheng Longxing Aluminum Company Limited ("Liancheng Longxing") and five aluminum fabrication enterprises. The Company will acquire certain portion of the equity interests of Liancheng Longxing, Huaxi Aluminum Company Limited, Chinalco Ruimin Company Limited, Chinalco Southwest Aluminum Cold Rolling Company Limited, Chinalco Southwest Aluminum Company Limited and Chinalco Henan Aluminum Company Limited in an open tender process at China Beijing Equity Exchange. The proposal will be put forward for approval by independent shareholders of the Company.

SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG AND IN UNITED STATES (UNAUDITED)

The consolidated financial statements for the years ended December 31, 2006 and December 31, 2007 have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") which are the accounting principles generally accepted in Hong Kong and may differ in various material respects from accounting principles generally accepted in the United States ("US GAAP"). Such differences involve methods for measuring the amounts shown in these financial statements, as well as additional disclosures required by US GAAP.

In preparing the summary of differences between HKFRS and US GAAP, the Directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible and intangible assets and income taxes. Actual results could differ from those estimates.

Effect on net income as a result of significant differences between HKFRS and US GAAP is as follows:

		2006	2007	2007
	Note	RMB'000	RMB'000	US$'000

Net income under HKFRS		12,713,569	11,628,924	1,592,000
US GAAP adjustments:
Depreciation of revalued property, plant and equipment	(a)	269,999	269,999	36,963
Unrecognized excess of interest in the net fair value of net assets acquired over cost	(c)	(224,950)	21,921	3,001
Amortization of revalued mining rights	(d)	9,307	9,307	1,274
Acquisition of Baotou Aluminum	(g)	(97,005)	(507,840)	(69,523)
Minority interest	(h)	(871,888)	(1,384,379)	(189,522)
Income tax effect of US GAAP adjustments	(i)	(72,561)	(138,304)	(18,934)

Net income under US GAAP		11,726,471	9,899,628	1,355,259

Basic and diluted net income per share under US GAAP		RMB1.03	RMB0.79	US$0.11

Effect on equity as a result of significant differences between HKFRS and US GAAP is as follows:

		2006	2007	2007
	Note	RMB'000	RMB'000	US$'000

Equity under HKFRS		49,266,562	61,016,769	8,353,198
US GAAP adjustments:
Revaluation of property, plant and equipment, net of related depreciation	(a)	(2,321,719)	(2,051,720)	(280,881)
Amortization of goodwill	(b)	73,944	73,944	10,123
Unrecognized excess of interest in the net fair value of net assets acquired over cost	(c)	(224,950)	(203,029)	(27,795)
Revaluation of mining rights, net of related amortization	(d)	(233,807)	(224,500)	(30,734)
Fair value of consideration on acquisitions	(e)	-	(789,739)	(108,115)
Acquisition of minority interest	(f)	-	1,955,426	267,698
Acquisition of Baotou Aluminum	(g)	(571,010)	11,116,351	1,521,829
Minority interest	(h)	(4,470,819)	(3,072,622)	(420,642)
Income tax effect of US GAAP adjustments	(i)	764,881	626,576	85,778

Equity under US GAAP		42,283,082	68,447,456	9,370,459

Notes:

(a)	Revaluation of property, plant and equipment

Under HKFRS, property, plant and equipment transferred from Chinalco to the Group were accounted for under acquisition accounting. As a result, the Group's property, plant and equipment were revalued at fair value under HKFRS. Under US GAAP, a new cost basis for the property, plant and equipment was not established for the Group as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent's carrying value.

(b)	Amortization of goodwill

Until December 31, 2004, under HKFRS, goodwill resulting from acquisitions under purchase accounting was recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. Under US GAAP, annual amortization of this amount ceased effective from January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value. In accordance with the provisions of HKFRS 3 effective from January 1, 2005, the Group ceased amortization of goodwill and goodwill is subject to annual impairment testing also under HKFRS. Except for the differences recognized in prior years, there is no difference between HKFRS and US GAAP in relation to amortization of goodwill.

(c)	Unrecognized excess of interest in the fair value of net assets acquired over cost

Excess of interest in the fair value of net assets acquired over cost arises from business combinations or acquisitions. Where there is such an excess, the identification and measurement of the acquiree's identifiable assets, liabilities and contingent liabilities are re-assessed. Under HKFRS, any excess remaining after reassessment is recognized immediately in the income statement. Under US GAAP, any excess after reassessment is used to reduce proportionately the fair values assigned to the non-current assets acquired (with certain exceptions). Any remaining excess is then recognized in the income statement as an extraordinary gain.

(d)	Revaluation of mining rights

As part of the Group reorganization and pursuant to the Mining Rights Transfer Agreement, the Group acquired mining rights for eight bauxite mines and four limestone quarries from Chinalco for consideration of RMB285,341,000. Under HKFRS, mining rights acquired are capitalized and stated at acquisition cost less accumulated amortization and accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of not more than 30 years. Under US GAAP, a new cost basis was not established for the Group as the transfer was a transaction under common control.

(e)	Fair value of consideration on acquisitions

In November 2006, the Company entered into agreements with other shareholders of Lanzhou Aluminum to acquire the remaining equity interests of this entity. On April 24, 2007, the Company acquired such equity interests through the issuance of their A Shares. The Company's A Shares were then listed on the SSE on April 30, 2007. Under HKFRS, the fair value of the acquisition was measured on the closing date of the transaction. Under US GAAP, the fair value of the acquisition was measured over a reasonable period of time before and after the agreement and announcement of the terms of acquisition.

Accordingly, the amount of goodwill and the related adjustment to equity (see (f) below) are different between HKFRS and US GAAP.

(f)	Acquisition of minority interest

Prior to 2007, the Company held a 71.43% equity interest in Shandong Aluminum. In April 2007, the Company acquired the remaining 28.57% equity interest in this subsidiary. In connection with the acquisition of Lanzhou Aluminum (see (e) above), the Company obtained a 51% indirect equity interest in Hewan Power in 2007. In November 2007, the Company acquired the remaining 49% equity interest in Hewan Power. Under HKFRS, the acquisitions above do not qualify as business combinations and any difference between the consideration paid and the proportionate shares of the book value of net assets acquired are accounted for in equity. Under US GAAP, acquisitions of minority interests are accounted for using the purchase method.

Accordingly, the balance of goodwill and the related impacts on equity and income between HKFRS and US GAAP are different.

(g)	Acquisition of Baotou Aluminum

In July 2007, the Company entered into agreements with Baotou Aluminum to acquire all the share capital from their other shareholders. On December 28, 2007, the Company acquired 100% of the share capital of Baotou Aluminum through the issuance of their A Shares. Under HKFRS, the transaction is considered a common control transaction as the Company and Baotou Aluminum are under de facto and actual control of Chinalco, respectively, and therefore, merger accounting is used to account for this transaction. However, for US GAAP purposes, the Company is not considered to be controlled by Chinalco. Therefore, under US GAAP, this is not a common control transaction and is accounted for under the purchase method, with the fair value of the transaction measured on over a reasonable period of time before and after the agreement and announcement of the terms of acquisition.

Accordingly, the balance of goodwill and the related impacts on equity and income are different between HKFRS and US GAAP.

(h)	Minority interest

Under HKFRS, minority interest is included as a component of equity and the profit and loss attributable to minority interest is included as a component of the Group's total net income. Under US GAAP, minority interest is excluded from equity and presented as a separate item before net income.

(i)	Income tax effect of U.S. GAAP adjustments

Under US GAAP, deferred tax relating to the reversal of the property, plant and equipment revaluation, mining rights and the effect of unrecognized excess of interest in the fair value of net assets acquired over cost are recognized.

(j)	Other disclosure: Effects of tax holiday

Five branches of the Company located in the western region of China were granted tax concessions to pay PRC income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified operations of the five branches in specified regions with effect from January 1, 2001 for a ten-year period to December 31, 2010.

A subsidiary of the Company, located in Xining Economic and Technology Developing District had registered and commenced business in October 2003. Pursuant to Qinghai Province Development of Western Region Policy (Qing Zheng [2003] No.35), starting from the commencement of its business, the subsidiary is exempted from PRC income tax for the first 5 years and is at a preferential rate of 15% for the years after.

Pursuant to the Statement on Supporting Fund for Development of Enterprises issued by the local government of Caolu Town, Pudong New Areas, Shanghai, a subsidiary was exempted from PRC income tax for the first year and at a preferential rate of 15% for the two years after.

A subsidiary is granted a tax concession and is taxed at a rate of 15% from January 1, 2006 for a 5-year period to December 31, 2010.

The aggregate amount and effect on earnings per share of the tax holiday under US GAAP are as follows:

	2006	2007	2007
	RMB'000	RMB'000	US$'000

The aggregate dollar effect of tax holiday	1,032,399	954,681	130,696
Effect on earnings per share - basic	RMB0.09	RMB0.08	US$0.01

(k)	Change of accounting policy

The Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), on January 1, 2007. FIN 48 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Group did not have any adjustment to the opening balance of retained earnings as of January 1, 2007 as a result of the implementation of FIN 48. For the year ended December 31, 2007, the Group did not have any interest and penalties associated with tax positions. As of December 31, 2007, the Group did not have any significant unrecognized uncertain tax positions.

(l)	Recent U.S. accounting pronouncements

In September 2006, the Financial Accounting Standards Board issued FASB Statement No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. Effective January 1, 2008, the Group will adopt SFAS 157 except as it applies to those non-financial assets and nonfinancial liabilities recognized or disclosed at fair value on a non-recurring basis as noted in FSP FAS 157-2, for which the effective date is deferred by one year. The Company is currently evaluating the potential impact on its financial statements, if any, upon adoption of this standard.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 141 (Revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51 ("SFAS 160"). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008.

DIVIDENDS

The Board of the Company proposed to declare a final dividend of RMB0.053 per share for the year 2007 (an interim dividend for 2007 of RMB0.137 per share has been paid) based on 35% of the Company's profit after tax for 2007 and after deducting the interim dividend paid, the distributable dividend amounted to approximately RMB717 million for a total share capital of 13,524,487,892 shares as at December 31, 2007. The proposed declaration of final dividend will be put forward to the annual general meeting to be held on May 9, 2008 for approval. The final dividend is expected to be distributed to eligible shareholders of the Company before May 30, 2008.

PRODUCT MARKET REVIEWS

The supply and demand as well as the price of aluminum are closely tied to the global economic changes and changes to the PRC macro-economy. The changes in the global economy and the PRC economy have a significant impact on the aluminum market.

PRIMARY ALUMINUM MARKET

During the year 2007, the international price of primary aluminum fluctuated by a considerable extent. Consumption and demand for primary aluminum throughout the world including the PRC continued to grow. The price of primary aluminum stayed high in the first half of the year. However, as a result of the US subprime crisis since August 2007, the price of primary aluminum fell to a record low for the year. In 2007, the lowest price of three-month primary aluminum futures on London Metals Exchange ("LME") was US$2,326.5 per tonne, the highest price was US$2,937.5 per tonne and the average price was US$2,661 per tonne, representing a year-on-year increase of 2.70%. The highest, lowest and average price of three-month aluminum futures on the Shanghai Futures Exchange ("SHFE") was RMB20,900 per tonne, RMB17,480 per tonne and RMB19,580 per tonne respectively, representing a year-on-year decrease of 2.76%.

The global output of primary aluminum for 2007 was approximately 38.15 million tonnes, representing a year-on-year increase of 12.30%; the global consumption of primary aluminum reached approximately 37.81 million tonnes, representing a year-on-year increase of 10.14%. The growth rate of the supply and demand for primary aluminum in the PRC continued to increase relatively rapidly, and in particular, aluminum consumption in the construction, transportation, electricity and packaging industries continued to increase. The domestic aluminum output for 2007 was approximately 12.56 million tonnes, representing a year-on-year increase of 34.33%; domestic aluminum consumption reached approximately 12.44 million tonnes, representing a year-on-year increase of 43.48%.

ALUMINA MARKET

In early 2007, affected by the rapid expansion of new alumina production capacity and output in the PRC, the international spot price of alumina continued a downward trend. Since February 2007, the impact of the strike of Guinea mining workers, the increase in the winter reserves of the PRC's domestic aluminum enterprises and the overseas shortage of spot alumina have all led to a gradual rebound of the prices of both international and domestic alumina. The international market price has reached its high at US$430 per tonne while the domestic market has recorded RMB4,500 per tonne. The annual average price of imported alumina in 2007 was US$393 per tonne, representing a year-on-year decrease of 11.69%. The annual average selling price of the Group's alumina was RMB3,412 per tonne, representing a year-on-year decrease of 16.92%.

The global output of alumina for 2007 was approximately 74.53 million tonnes, representing a year-on-year increase of 8.68%; the consumption reached approximately 74.70 million tonnes, representing a year-on-year increase of 12.50%. Due to the continuing significant expansion of the PRC's new alumina production capacity in 2007, domestic supply of alumina increased further. Domestic output of alumina reached approximately 19.45 million tonnes, representing a year-on-year increase of approximately 41.97%. The demand rose as well, reaching approximately 24.42 million tonnes, representing a year-on-year increase of approximately 28.53%. In 2007, alumina imported to the PRC amounted to approximately 5.23 million tonnes, representing a year-on-year decrease of 24.31%.

BUSINESS REVIEW

In 2007, the Group maintained its scientific development, took full advantage of production integration, ushered expansion and innovations and pushed forward its resource strategy. It also enhanced its sustainable growth capability, consolidated its core competitiveness and, through dedication of its staff, achieved targets of the year.

1.

Maintained a stable increase in production volume of principal products. The Group actively tackled challenges such as rising raw materials prices and electricity fees as well as the shortage of resources etc. With well-organized production and strengthened co-ordination, the Group maintained a steady increase in the production volume of its principal products. In 2007, the production volume of alumina of the Group reached 9.57 million tonnes representing a 8.38% increase as compared with the corresponding period in the previous year. The production volume of alumina chemicals was 1.02 million tonnes, representing a decrease of 7.27% as compared with the corresponding period in the previous year. The production of primary aluminum amounted to 2.80 million tonnes (including 0.33 million tonnes contributed by all the production volume of Jiaozuo Wanfang), representing an increase of 45.08% as compared with the corresponding period last year.

2.

The overall competitiveness of the Group was greatly enhanced through non-routine business operation. The Group, by fully seizing market strategic opportunities and initiating capital operations, increased its total assets to RMB94.3 billion and rapidly expanded the scale of its principal business whilst substantially enhanced its overall competitiveness.

The Group has achieved the strategic listing of its A Shares. On April 24, 2007, the Group accomplished the respective mergers of Shandong Aluminum and Lanzhou Aluminum with the Company by way of share exchange through issuing 1.237 billion A Shares of the Company. On April 30, 2007, the A Shares of the Company were listed on the Shanghai Stock Exchange. The respective mergers of Shandong Aluminum and Lanzhou Aluminum with the Company by way of Share exchange were the first PRC case of merger by absorption involving three listed companies. At the same time, the Group also fulfilled its goal of tri-listing in Hong Kong, USA and China, which highlighted its optimized resource allocation, refined its the corporate governance structure and improved the platform of capital operation.

On December 28, 2007, the Company further issued 638 million A Shares and accomplished the merger by share exchange of Baotou Aluminum. The merger of Baotou Aluminum with the Company reduced the business competition with the controlling shareholder of the Company, further revealed the synergy of the Company's strategy and represented the first successful integration between two listed companies in a fully open domestic capital market.

In June 2007, the Group issued a 10-year-bonds in the principal amount of RMB2 billion with a face value of RMB100 each, bearing an annual interest rate of 4.50%. The Group also issued an one-year short term bonds in the principal amount of RMB3 billion at a face value of RMB100 each, bearing an annual interest rate of 3.55%. The issuances provided fund to the Company for development and reduced the financial cost of the Company.

3.	Significant progress in overseas business:

*

Aurukun Project: In 2007, the Group and the Government of the State of Queensland of Australia (the "Queensland Government") officially entered into the Aurukun project development agreement. The Group also entered into the land use agreement with the aborigines in respect of the Aurukun project. The Queensland Government officially issued the Aurukun bauxite exploration permit to the Company which marked the initiation of the Aurukun Project. At present, the tender for the principal contractor has already been completed and the principal contractor has already been ascertained. The feasibility study will soon be initiated.

*

Saudi Arabian Aluminum Project: In October 2007, the Group and Malaysia Mining Company (MMC) as well as Saudi Arabian Binladin Group (SBG) entered into a memorandum of understanding ("MOU") to jointly construct a primary aluminum plant with an annual capacity of 1 million tonnes in Saudi Arabia. The parties to the MOU have officially entered into a Cooperation Framework Agreement in November 2007. The Investment Department of the Government of Saudi Arabian has issued the project permit. According to the Cooperation Framework Agreement, the Company will hold 40% equity interest and will be the largest shareholder in the project. The project will commence its feasibility research in early 2008. The project is located in an area with abundant resources, where primary aluminum can be produced at a competitive cost.

4.

Focused on exploration of resources: The Group focused on strengthening the development and allocation of resources in order to establish and optimize the conservation and use of its bauxite resources. It focuses its work on the exploration and development, mining supply system and initial project management of bauxite resources. In 2007, the Group endeavored to renovate and develop bauxite mines and strived to increase mining capacity of the Group's own bauxites. At the same time, the Group put more efforts in risk studies on exploration of resources so as to lay a solid foundation for the long term resource development of the Company.

5.

Achieved significant success in developing measures for reuse and recycling of materials as well as saving energy and reducing emission: The Group has set up development goals and assurance policy for recycling and conservation of resources to build up itself as a resource-efficient enterprise. The Group speeded up the renovation of integrated energy-saving technology by means of new production techniques and technologies, mainly by streamlining its production workflow and perfecting its product structure. In 2007, the comprehensive energy consumption of alumina and comprehensive alternating current consumption of aluminum decreased by 1.24% and 1.38% respectively as compared with the corresponding period in the previous year.

6.

Successful technological innovation: Based on the rationale of efficient use of resources, energy saving and emission reduction, enhancement of production volume and quality, the Group has carried out studies in application of advanced technology, research and development of key general technology as well as the promotion and adoption of such technologies for industrial applications. In 2007, the Group made significant progress in research and development of new methods and techniques.

7.

Established a task system with scientific information management: The Group has placed great efforts in building and maintaining its information management system, network infrastructure and advanced production and management system. In 2007, the Group continued the progress of phase one of its ERP project. Through system integration and optimization of the workflow of existing businesses, the Group has principally achieved the goal of reinforcing risk control. The Group has also built up a reliable and sound network platform which is able to satisfy the needs of centralised management.

8.

Further enhancement of corporate management standards: The Group has continuously consolidates various fundamental practices of management to improve the management standards. The Company has also controlled risk so as to ensure its healthy development.

*

Further optimized the risk management system based on internal control. The Group has passed the compliance audit under Rule 404. The accountability system on financial personnel brought positive effect on risk control and the standard of management.

*	Strengthened the establishment of investment management system. Substantial progress has been made in proactively fostering centralized and professional management.

*

Strictly implemented accountability system in safety and environmental production. Goals were identified and responsibility had been strengthened by establishing specialized inspection team to reinforce on-site safety examination. The Group also effectively established the specialized work to examine safety production and inspect potential production risks.

9.

Enhanced corporate social responsibility: The Group has efficiently operated a healthy and safe environmental management system and continued to improve the performance of such system in order to provide benefits to its staff, shareholders and the society by acting in an accountable manner to create a healthy and safe working environment. The Group has also actively promoted positive interactions among the economy, the society and the environment in order to facilitate the economic and social development of places where the enterprises of the Group were located. The Group also enthusiastically took part in social welfare events such as poverty alleviation, education sponsorship and relief of disasters.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Group is principally engaged in alumina refining and primary aluminum smelting operations. We organize and manage our operations according to the following business segments:

*

Alumina segment. This consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's primary aluminum smelters and externally to customers outside the Group. This segment also includes production and sales of chemical alumina (including alumina hydrate and alumina chemicals) and gallium.

*

Primary aluminum segment. This consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling substantially all primary aluminum products to external customers. This segment also includes production and sales of carbon products and small amount of aluminum-fabricated products.

*

Corporate and other services segment. This includes operations of the Company's headquarters, research conducted by the Group's research institutes and provision of the Group's research and development services to third parties.

Results of Operations

The Group's earnings attributable to equity holders of the Company amounted to RMB10,245 million for the year ended December 31, 2007, representing a year-on-year decrease of RMB1,597 million or 13.49% from RMB11,842 million for the corresponding period last year. On April 24, 2007, the Group completed the mergers of Lanzhou Aluminum and Shandong Aluminum with the Company by way of share exchange. A total of 1.237 billion A Shares of the Company were issued. On December 28, 2007 the merger of Baotou Aluminum by way of share exchange was also completed and as a result, approximately 638 million A Shares of the Company were issued. As a result of the mergers, the total number of issued shares of the Company has reached 13.524 billion shares, thereby diluting the earnings per share to a certain extent.

Revenue

The Group's turnover increased by RMB11,353 million from RMB64,827 million in 2006 to RMB76,180 million in 2007, representing an increase of 17.51%. Such growth was primarily due to the increase in the external sales of primary aluminum of the Group.

The Group's external sales volume of primary aluminum reached 3,092,600 tonnes in 2007, representing an increase of 956,700 tonnes or 44.79% from 2,135,900 tonnes in 2006 (the Group has applied retrospective adjustment since 2006 for the merger of Baotou Aluminum). The growth was primarily attributable to the increase in sales volume of primary aluminum by 269,000 tonnes following the merger and establishment of Zunyi Aluminum and other subsidiaries in the second half of 2006 and increase in sales volume of primary aluminum by 234,100 tonnes resulting from the merger of Lanzhou Aluminum in the first half of 2007. Shanxi Huasheng officially commenced production and operation at the end of April in 2006, resulting in an increase of sales volume by 119,400 tonnes. Such increase in the sale of primary aluminum was also attributable to the increased efficiency in production output through technological renovation of production lines and the increase in trade sales. The increased sales volume of primary aluminum led to an increase of RMB16,708 million in revenue.

The external sales volume of alumina decreased from 6,275,700 tonnes in 2006 (inclusive of the trading volume of 1,149,400 tonnes) to 6,030,900 tonnes in 2007 (inclusive of the trading volume of 1,275,200 tonnes), representing a decrease of 244,800 tonnes. Such decrease was mainly attributable to the shift of external sales volume of alumina to internal sales volume and the increase in trading volume of the Group's products as a result of the acquisition and establishment of Zunyi Aluminum and other subsidiaries in the second half of 2006, as well as the merger of Lanzhou Aluminum in 2007. The decrease of external sales volume of alumina resulted in a decrease in revenue by RMB817 million.

In 2007, due to the influence of the market price of primary aluminum, the Group's average external selling price of primary aluminum products reached RMB16,914 per tonne (excluding tax, hereinafter), representing a decrease of RMB549 per tonne or 3.14% from RMB17,463 per tonne in 2006. Such decrease in external selling price led to a decrease of RMB1,697 million in revenue.

In 2007, the Group's external selling price of alumina reached RMB2,912 per tonne, representing a decrease of RMB706 per tonne or 19.51% from RMB3,618 per tonne in 2006, which led to a decrease of RMB4.26 billion in the revenue.

Cost of Sales

The Group's total cost of sales increased by RMB13,267 million or 30.20% from RMB43,931 million in 2006 to RMB57,198 million in 2007. Such increase was mainly attributable to the growth in external sales volume of products and the increase in unit cost of sales of alumina.

Selling and Distribution Expenses

The Group's selling and distribution expenses increased by RMB159 million or 15.47% from RMB1,028 million in 2006 to RMB1,187 million in 2007. This was primarily attributable to the increase in the fees of transportation, loading/unloading and packaging resulted from the growth in sales volume of products.

General and Administrative Expenses

The Group's general and administrative expenses increased by RMB323 million from RMB2,466 million in 2006 to RMB2,789 million in 2007. Such increase was mainly attributable to the increase of RMB78 million in related tax charges other than income tax payable to the PRC tax authorities as a result of expanded business scale. The increase was also attributable to the increased expenses on impairment fees for management equipment and administration costs by approximately RMB106 million, and the increased fees for assets disposal.

The Group's research and development expenses increased by RMB112 million from RMB116 million in 2006 to RMB228 million in 2007.

Other Net Gains

The Group's other net gains decreased by RMB251 million to RMB131 million in 2007 from RMB382 million in 2006. Such decrease was mainly attributable to the account of an estimated gain of RMB236 million from the appreciation of an appraised asset as a result of the acquisitions of subsidiaries in the year of 2006, whereas there was no such activity in the year.

As a result of the foregoing reasons, the operating profit of the Group decreased by RMB2,759 million, or by 15.62%, from RMB17,668 million in 2006 to RMB14,909 million in 2007. The Group's operating profit of 2007 represented 19.57% of the sales, representing a decrease by 7.68% from 27.25% in 2006.

Finance Costs

The Group's finance costs increased by RMB101 million or 15.86% from RMB637 million in 2006 to RMB738 million in 2007. Such increase was primarily attributable to the increase of interest expenses arising from the increment of bank loans and interest rate.

Income Tax

The Group's income tax expenses decreased by RMB1,631 million or 36.98% from RMB4,411 million in 2006 to RMB2,780 million in 2007. Out of that sum, (i) approximately RMB800 million was due to a year-on-year decrease in the Group's profit; (ii) a decrease of RMB421 million due to the preferential policies on reduction and exemption of enterprise income tax for the purchase of domestically manufactured production equipment obtained by two subsidiaries of the Group, namely, Shanxi Huasheng and Lanzhou branch respectively in April and June 2007 and; (iii) a decrease of RMB384 million was due to the preferential policies on reduction and exemption of enterprise income tax for the purchase of domestically manufactured production equipment obtained in December 2007 by the Shanxi branch and the Guizhou branch of the Group. The total tax deduction due to the preferential policies for purchase of domestically manufactured production equipment amounted to RMB805 million, resulting in the decrease of income tax expenses of RMB737 million as compared with 2006.

In 2007, the average tax rate of the Group was 19.30%, which was lower than the average tax rate of 25.76% in the corresponding period last year and the statutory tax rate of 33% due to the decrease of consolidated tax rate resulted from the acquisition and establishment of Zunyi Aluminum and the merger of Lanzhou Aluminum and Baotou Aluminum with the Company, respectively. Lanzhou Aluminum and Baotou Aluminum are located in the western region of the PRC, which enjoy a tax rate of 15%. Such decrease was also attributable to the preferential policies enjoyed by the Group during the year in respect of the reduction and exemption of enterprise income tax for the purchase of domestically manufactured production equipment.

Minority Interests

Minority interests increased by RMB512 million from RMB872 million in 2006 to RMB1,384 million in 2007, primarily due to the increase in the minority interests after the acquisition of subsidiaries.

Discussion of Segment Operations

Alumina Segment

Sales of Goods

The total sales in the alumina segment of the Group was RMB35,130 million in 2007, representing a decrease of RMB3,139 million or 8.20% from RMB38,269 million in 2006. Such decrease was mainly attributable to a lower selling price of alumina products.

The external sales revenue in the alumina segment decreased by RMB4,784 million or 18.69% to RMB20,818 million in 2007 from RMB25,602 million in 2006. Such decrease was mainly attributable to a decrease in the selling price of alumina and the external sales volume.

Revenues from the sales of alumina to the Group's aluminum smelters increased by RMB1,644 million, or by 12.98%, from RMB12,667 million in 2006 to RMB14,312 million in 2007. Such increase in internal sales was primarily due to the increase in the total demand for alumina as raw material for production of the Group's aluminum smelters following the merger of aluminum production enterprises.

Operating Profit

As a result of the foregoing reasons, the Group's total operating profit in the alumina segment decreased by RMB5,693 million, or 41.08% from RMB13,859 million in 2006 to RMB8,166 million in 2007. The operating profit of alumina segment contributed to 23.25% of the sales of goods in 2007, representing a decrease of 12.96% from 36.21% in 2006.

Primary Aluminum Segment

Sales of Goods

The Group's total sales of goods for the primary aluminum segment increased by RMB15,313 million or 39.88% from RMB38,394 million in 2006 to RMB53,707 million in 2007, mainly due to the acquisition and establishment of smelters in the second half of 2006 and the merger of aluminum enterprises with the Group in 2007, which led to an increase in sales volume as well as the output expansion of the existing smelters as a result of technological renovation.

Operating Profit

The Group's operating profit from the primary aluminum segment increased by RMB2,421 million from RMB5,001 million in 2006 to RMB7,422 million in 2007. The operating profit of primary aluminum segment as a percentage of product sales for 2007 was 13.82%, up 0.79% over 13.03% in 2006.

Corporate and Other Services Segment

The Group's corporate and other services segments reflected the expenses of the Group's corporate segment and the provision of research and development services by the Group's research institute to external customers. This segment recorded an increase of operating loss by RMB18 million from RMB59 million in 2006 to a loss of RMB77 million in 2007.

Working Capital and Liabilities

As of December 31, 2007, the Group's current assets amounted to RMB26,211 million, representing a decrease of RMB912 million as compared with RMB27,123 million at the end of 2006.

-

As of December 31, 2007, the Group's bank balances and cash amounted to RMB7,803 million, representing a decrease of RMB5,180 million as compared with RMB12,983 million as of December 31, 2006, mainly due to redemption of matured short-term bonds of RMB3,000 million and RMB2,000 million at par, respectively.

-

As of December 31, 2007, the Group's inventories amounted to RMB13,474 million, representing an increase of RMB3,528 million as compared with RMB9,946 million at the end of 2006. The Group's turnover days of inventory was reduced by 4 days to 74 days in 2007 from 70 days in 2006. This was resulted from the increased reserve of minerals of RMB1,210 million, and the increase of inventory of RMB1,470 million as a result of the merger of Lanzhou Aluminum.

-

As of December 31, 2007, the Group's net accounts receivable amounted to RMB2,976 million, representing an increase of RMB694 million as compared with RMB2,282 million at the end of 2006. Out of that amount, notes receivable and net trade receivables increased by RMB669 million and RMB24 million from RMB1,735 million and RMB548 million at the end of 2006 to RMB2,404 million and RMB572 million, respectively. The turnover days of the Group's trade receivables were 5 days, which is in line with the 5 turnover days in 2006.

-

As of December 31, 2007, the Group's current liabilities amounted to RMB18,832 million, representing a decrease of RMB4,840 million as compared with RMB23,672 million at the end of 2006. Of the current liabilities, the short-term loans decreased by RMB532 million, the accounts payable increased by RMB382 million, the income tax payable and other current liabilities decreased by RMB1,223 million and RMB825 million respectively.

-	The Group issued short-term bonds at face value in the principal amount of RMB3,000 million in June 2007 in order to supplement the Company's working capital.

As a result of the foregoing reasons, the Group's net current assets amounted to RMB7,379 million as of December 31, 2007, representing an increase of RMB3,928 million from RMB3,451 million at the end of 2006.

As of December 31, 2007, the gearing ratio of the Group was 1.39, representing an increase of 0.24 as compared with 1.15 at the end of 2006. The quick ratio of the Group was 0.67, representing a decrease of 0.05 as compared with 0.72 at the end of 2006.

Long-term liabilities

As of December 31, 2007, the Group's long-term liabilities amounted to RMB14,489 million, representing an increase of RMB5,485 million as compared with RMB9,004 million at the end of 2006. Of the long-term liabilities, the long-term borrowings increased by RMB3,333 million to RMB12,139 million from RMB8,806 million at the end of 2006; and total bonds payable amounted to RMB2,029 million, as a result of the issuance of corporate bonds at face value in the principal amount of RMB2,000 million in June 2007 by the Company, as approved by the National Development and Reform Commission of the PRC, to finance Phase III of Guangxi alumina project, the expansion and environment control works of the Guizhou alumina project, Shandong project relating to output expansion of alumina with the use of imported bauxite and Lanzhou Aluminum 3 x 300K KW self-contained power plant.

Capital Expenditures, Capital Commitments and Investment Undertakings

As of December 31, 2007, the Group's capital commitment of fixed assets amounted to RMB16,842 million, which consisted mainly of the investment of (i) RMB2,559 million in Phase III of the Guangxi Alumina Project; (ii) RMB2,606 million in the Lanzhou Branch self-contained power plant project; (iii) RMB2,533 million in the 268,000-tonne project for improvement of pre-baked aluminum smelting pot; (iv) RMB1,814 million in Phase IV of the Guizhou alumina project for the expansion; (v) RMB1,024 million in the alumina project for expansion and environment treatment; (vi) RMB834 million in the construction of the self-contained power plant in Henan; (vii) RMB617 million in the Chongqing 800,000 tonnes alumina construction project; (viii) RMB384 million in the Qingdao 120,000 tonnes recycled aluminum alloy project, etc.

As of December 31, 2007, the Group's capital commitment of fixed assets amounted to RMB27,355 million, of which those contracted but not provided for amounted to RMB8,698 million and those authorized and not contracted amounted to RMB18,657 million.

As of December 31, 2007, the Group's external investment commitment amounted to RMB550 million, mainly attributable to the establishment of the joint venture Zunyi Alumina Project. The Group's investment in construction projects, renovation as well as external investment and acquisition had constantly improved the Group's capacity and output of alumina and primary aluminum.

Business combination

The Company issued 631.93 million A Shares and completed the merger of 72% equity interest in Lanzhou Aluminum held by shareholders other than the Company by way of share exchange on April 24, 2007. The total purchase cost of the transaction was RMB4,324 million which was determined by reference to the proportionate interests in the equity fair value of Lanzhou Aluminum as of April 24, 2007. The fair value of the assets was RMB2,400 million. As a result of such merger, the Company recorded an increase of RMB632 million in its share capital and an increase of RMB3,632 million in the capital reserve and a goodwill of RMB1,924 million had been recognized.

On December 28, 2007, the Company issued 637,880,000 A Shares to shareholders of Baotou Aluminum to in order to acquire 100% of the equity interest of Baotou Aluminum by way of share exchange.

Acquisition of minority interests

The Company issued 604.80 million A Shares and completed the merger of its subsidiary, Shandong Aluminum, by acquiring 28.57% equity interests from the minority shareholders of Shandong Aluminum on April 24, 2007. As a result of the merger of the minority interests of Shandong Aluminum by way of share exchange, the Company recorded an increase of RMB605 million in share capital and was entitled to a net asset value of RMB1.230 billion as at the date of completion of the acquisition.

On November 23, 2007, the Company paid RMB497 million in cash to acquire 49% minority interest in Hewan Power Plant. The acquisition should be entitled to a net asset value of RMB400 million as at the date of completion of the acquisition.

The Group's capital expenses and external investment are mainly financed by operating activities, long-term and short-term debts and issuance of shares and bonds. In light of the Group's credit standing and various domestic and overseas financing methods, the Group believes that there will not be any difficulty in financing capital investments and external acquisitions.

Cash and Cash Equivalents

Cash and cash equivalents of the Group as of December 31, 2007 amounted to RMB7,707 million, including foreign currency deposits denominated in Hong Kong dollars, US Dollars, Euro dollars and Australian dollars which were respectively translated to RMB128.28 million, RMB41.07 million, RMB32.41 million and RMB11.39 million.

Cash Flow from Operating Activities

Net cash from operating activities decreased by RMB3,970 million or 28.06% from RMB14,147 million in 2006 to RMB10,177 million in 2007. Such decrease was primarily due to a slight decrease in the Group's profit.

Cash Flow from Investing Activities

Net cash outflow from investing activities decreased by RMB3,520 million or 32.87% from RMB10,708 million in 2006 to RMB7,188 million in 2007. Such decrease was mainly attributable to increased capital expenditures by the Group which offset the reduced external cash investment, the treatment of fixed deposits over 3 months as investment activities and maturity of deposits at year end, thus leading to a reduced cash outside as compared with last year.

Cash Flow from Financing Activities

Net cash outflows from financing activities amounted to RMB5,265 million in 2007, representing an increased outflow by RMB3,994 million from RMB1,271 million in 2006. This was mainly due to the proceeds raised from increased share capital which increased the cash inflow by RMB4,390 million in 2006 by the Group, whereas there was no such activity in the year.

Risk of Foreign Exchange Rate

The Group conducts its business primarily in Renminbi.

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may result in material differences between future exchange rate and current exchange rate or historical exchange rate. The changes in the exchange rate of Renminbi will affect the ability of the Group in carrying out operations relating to foreign exchange and will also affect the ability of the Group in paying dividends in HK dollars and dividends of American Depository Shares in US dollars. The Company believes that it is and will be able to obtain sufficient foreign exchange to implement the above-mentioned obligations.

Impact of Appreciation of Renminbi

The Group believes that, since the domestic spot price of alumina is determined with reference to the price of imported alumina, Renminbi appreciation has imposed certain impact on the spot price of alumina in the PRC.

Renminbi appreciation will not have a significant impact on the operation of the Company. The supply of raw materials and product sales of the Group are conducted in the PRC and its export of primary aluminum and loans in the form of other foreign currency is relatively minimal. From the perspective of cost competitiveness of the products, Renminbi appreciation will reduce the Group's competitiveness in international markets and raise the competitiveness of imported alumina.

BUSINESS PROSPECT

In 2008, the continuous, steadly and fast development of the PRC economy will bring not only opportunities but also challenges to the Company. Mergers and acquisitions in the international mining industry have resulted in increasingly fierce competitions in the global market. Continual increase in prices of mining resources, coal, electricity and power, transportation fees and raw materials will bring increasing pressure on costs.

In view of this, the Group will closely monitor market developments in 2008, further implement scientific development by further reinforcing fundamental management and technological innovation in line with the Company's corporate strategy. The principal operational objectives of the Group are as follows:

1.

The Group will put great emphasise on and will take notice of the mutual effect between market environment and policy factors as well as the mutual influence between international and domestic economic trends and to comprehensively analyze the situation facing the international and domestic markets and the Company's internal situation. The Group will adjust and improve development strategy of the Company according to the changes in trend. In 2008, production volume of alumina products is expected to reach 10.20 million tonnes and production volume of primary aluminum will be 3.62 million tonnes.

2.

Since resource is the basis for the sustainable development of the Company, the Group will press ahead its corporate resource strategy by focusing on resource acquisition and control. It will strengthen cooperation, give weight to key projects and expand its reserve. Meanwhile, it will broaden the range of resources exploration and supply and put more efforts in the investment and construction of mines.

3.

Focus on cost control so as to fully implement the proposed production and operation, foster coordination and increase implementation, bring overall strength and synergy into full play, further elevate effectiveness of production and operation while aspiring to reduce their cost. Meanwhile, fully implement budget management, further save energy and reduce unnecessary power consumption and optimize production and technological indices.

4.

Perfect production chain and complete the merger of Liancheng Aluminum with the Group. Work will be initiated after the absorption of aluminum fabrication plants into the Group, including the continued integration and improvement of the management methods and regulations of newly acquired enterprises as well as to accelerate the integration of the operation concept, management system and risk control of the newly acquired enterprises with the Company.

5.

Fully capitalize on centralised management and operation. In terms of supply and sales, take further step to strengthen market research to make more accurate assessment of the market trend. To fully exploit the advantages of centralised purchase of raw materials and fuels, promote professional management and strive to reduce purchase cost by formulating scientific model of purchase and a reasonable level of inventories. To take full advantage of the market and market opportunities of products so as to maximize product selling price to the fullest extent as well as to improve product sales and after-sale services.

6.

Integrate technological advancement with structural adjustment, overseas development and resource utilization to enhance autonomy and innovation so as to boost and support the competitiveness of the Company.

7.	The Group will focus on human resources strategies and strengthen the training of its management personnel and employees with a view to improving their skills and overall quality.

In 2008, the Board will do its utmost to achieve our goals as a return to our shareholders.

LITIGATION AND CONTINGENT LIABILITIES

(a)	Litigation

As of December 31, 2007, Fushun Aluminum, a subsidiary of the Company was named in the claims by various banks for its joint liabilities amounting to approximately RMB681 million for the repayments of loans due from a third party. Fushun Aluminum was acquired by the Company from the third party in 2006.

The Directors, after obtaining independent legal advice, are of the opinion that as the acquisition was conducted on fair principle and the consideration was set close to the asset value of the assets acquired, no contingency provision for such claims is necessary as of December 31, 2007.

(b)	Contingent Liabilities

As of December 31, 2007, the Group had no significant contingent liabilities.

SHARE CAPITAL STRUCTURE

As of December 31, 2007, the share capital structure of the Company was as follows:

As of December 31, 2007
		Percentage to total
	Number of shares	issued share capital
	(in million)	(%)

Holders of A Shares

Chinalco	5,214.41	38.56
China Cinda Asset Management Corporation	900. 56	6.65
China Construction Bank Corporation	709.77	5.24
China Development Bank	554.94	4.10
Baotou Aluminum (Group) Co., Ltd.	351.22	2.60
Guangxi Investment (Group) Co., Ltd.	196.80	1.46
Guizhou Provincial Materials Development and Investment Corporation	129.43	0.96
Lanzhou Aluminum Factory	79.47	0.59
Lanzhou Economic Information Consultation Co., Ltd.	9.18	0.07
Guiyang Aluminum Magnesium Design & Research Institute	4.12	0.03
Other public holders of A Shares	1,430.62	10.58
Holders of H Shares	3,943.96	29.16

Total	13,524.48	100

As of April 30, 2007, Chinalco was successfully transferred 602 million state-owned shares held by China Orient Asset Management Corporation.

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, as of December 31, 2007, the persons other than Directors, chief executive or supervisors of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Hong Kong Securities and Futures Ordinance ("SFO") are as follows:

					Percentage
Name of					in the relevant	Percentage in
substantial	Class of	Number of			class of issued	total issued
shareholders	shares	shares held		Capacity	share capital	share capital

Chinalco*	A Shares	5,649,217,045	(L)	Beneficial owner	58.97%	41.78%
				and interests of
				controlled
				corporations

China Cinda Asset Management Corporation	A Shares	900,559,074	(L)	Beneficial owner	9.40%	6.66%

Templeton Asset Management Limited	H Shares	716,734,675	(L)	Investment manager	18.17%	5.30%

China Construction Bank Corporation	A Shares	709,773,136	(L)	Beneficial owner	7.41%	5.25%

J.P. Morgan Fleming Asset	H Shares	249,024,000	(L)	Investment manager	6.31%	1.84%
Management Holdings Inc. (Note 1)				and interests of
				controlled
				corporations

*

These interests represented a direct interest of 5,214,407,195 A Shares held by Chinalco and an aggregate interests in 434,809,850 A Shares held through various subsidiaries of Chinalco, comprising 351,217,795 A Shares held by Baotou Aluminum (Group) Co., Ltd, 79,472,482 A Shares held by Lanzhou Aluminum Factory and 4,119,573 A Shares held by Guiyang Aluminum Magnesium Design & Research Institute.

Notes:	(L)	denotes long position.

(1)

These H Shares were held by J.P. Morgan Fleming Asset Management Holdings Inc. through its controlled corporations, of which 237,364,000 H Shares were held by JF Asset Management Limited in the capacity of investment manager and 11,660,000 H Shares were held by JF International Management Inc.

Save as disclosed above and so far as the Directors are aware, as at December 31, 2007, no other persons had any interests or short positions in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

INTERESTS OF DIRECTORS, CHIEF EXECUTIVES AND SUPERVISORS IN SHARES OF THE COMPANY

During the year ended December 31, 2007, none of the Directors or chief executive or supervisors or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

During the year ended December 31, 2007, none of the Directors, chief executive, supervisors, senior management, their spouses or children under the age of 18 was given the right to acquire shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO).

EMPLOYEES, PENSION PLANS AND WELFARE FUND

The Group had approximately 94,296 employees as of December 31, 2007. The remuneration package of the employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, child care and education, retirement pension and other miscellaneous items.

SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE

1.	In February 4, 2008, the Company issued short-term bonds of RMB2 billion (face value of RMB100 each) at par. Such bonds carry coupon annual interest rates of 4.99%.

2.

On March 17, 2008, the Board of the Company resolved to acquire certain equity interests in Lanzhou Liancheng Longxing Aluminum Company Limited and five aluminum fabrication enterprises in an open tender at China Beijing Equity Exchange. The equity interests to be acquired under the proposed open tender are currently held by Chinalco, the controlling shareholder of the Company. The proposal will be put forward for approval by independent shareholders of the Company (as defined in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Ltd. (the "Hong Kong Listing Rules")). The Company has made a separate announcement in March 17, 2008 in relation to the subject proposal.

PROPOSED CHANGES IN DIRECTORS OF THE COMPANY

On 17 March 2008, Mr. Poon Yiu Kin, Samuel tendered his resignation as an independent non-executive Director of the Company to take effect immediately upon the conclusion of the Annual General Meeting on May 9, 2008.

Subject to the approval by the Shareholders at the Annual General Meeting of the Company to be held on May 9, 2008, the Board proposes to appoint Mr. Zhu Demiao and Mr. Wang Mengkui as independent non-executive Directors of the Company. The biographical details and the information required to be disclosed under Rule 13.51(2) of the Hong Kong Listing Rules for each of Mr. Zhu Demiao and Mr. Wang Mengkui will be set out in the Notice of the 2007 Annual General Meeting of the Company to be despatched to the Shareholders of the Company.

A further announcement will be made by the Company when the above proposed changes in directors of the Company become effective.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the year ended December 31, 2007, except for Code A.2.1, the Company was in compliance with the principles and code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Hong Kong Listing Rules.

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Specific Employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents have incorporated most of the principles and code provisions in the CG Code as set out in Appendix 14 of the Hong Kong Listing Rules.

Code A.2.1 of the CG Code requires the roles of chairman and chief executive officer to be separate and not be performed by the same individual. Currently, Mr. Xiao Yaqing serves as the Chairman and Chief Executive Officer of the Company. The Directors are of the opinion that this arrangement is for the benefit of the long term development of the Company.

Other than the deviation mentioned above, the Board is of the view that the Company has complied with the code provisions of the CG Code.

SECURITIES TRANSACTIONS OF THE DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES

The Board has formulated written guidelines on securities transactions by the Directors, Supervisors and relevant employees of the Company which are on terms no less exacting than the required standard set out in the Model Code under Appendix 10 of the Hong Kong Listing Rules. Following a specific enquiry by the Company, all Directors, Supervisors and Relevant Employees have confirmed that they have fully complied with the required standards set out in the guidelines.

AUDIT COMMITTEE

The written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Institute of Certified Public Accountants and Rule 10A-3 of U.S. Securities and Exchange Commission.

The consolidated financial statements of the Group for the year ended December 31, 2007 have been reviewed by the Audit Committee of the Company.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Wednesday, April 9, 2008 to Friday, May 9, 2008, both days inclusive. In order to be eligible to attend the Annual General Meeting and the proposed final dividend for 2007 to be held on Friday, May 9, 2008, all completed transfer forms accompanied by the relevant share certificates must be lodged with the H Share registrar of the Company, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, at the close of business on Tuesday, April 8, 2008.

REPURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

The Company did not redeem any of its shares during 2007. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2007.

PUBLICATION OF ANNUAL REPORT ON THE INTERNET WEBSITE OF THE HONG KONG STOCK EXCHANGE

The 2007 Annual Report of the Company will be published on the Company's website at http://www.chalco.com.cn and the website of the Hong Kong Stock Exchange in due course.

By order of the Board of Directors
Aluminum Corporation of China Limited*
Xiao Yaqing
Chairman, Chief Executive Officer

Beijing, PRC
March 17, 2008

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary